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                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in this Annual Report (Form 10-K) of Endurance Specialty Holdings Ltd. of our report dated January 22, 2004, included in the 2003 Annual Report to Shareholders of Endurance Specialty Holdings Ltd.

Our audits also included the financial statement schedules of Endurance Specialty Holdings Ltd. listed in Item 15(a)(2). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2(i) to the consolidated financial statements, in 2002 the Company changed its method of accounting for stock-based employee compensation.


/s/ Ernst & Young
Hamilton, Bermuda
March 8, 2004